Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2014

ROUGE RESOURCES LTD.
(An Exploration Stage Company)

MANAGEMENT DISCUSSION AND ANALYSIS

FOR NINE MONTHS ENDED OCTOBER 31, 2014
(Stated in Canadian Dollars)

Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2014

ITEM 1.1	DATE AND INTRODUCTION

This Management Discussion and Analysis (“MD&A”) was prepared as of December 8, 2014 and authorized for issuance by the directors of the Company effective on this date. This report should be read in conjunction with both the condensed interim financial statements and notes for the nine months ended October 31, 2014 and the audited financial statements and notes for the year ended January 31, 2014. It focuses on events and activities that affected the Company during the nine months ended October 31, 2014 and to the date of this report.

The financial information contained herein complies with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) along with interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Therefore, they comply with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting.”

The Company (“We”) was incorporated under the name “Gemstar Resources Ltd.” on March 31, 1988 pursuant to the provisions of the Company Act (British Columbia). In March 2006, we were transitioned to the Business Corporations Act (British Columbia). On March 25, 2008, the Company’s name was changed to “Rouge Resources Ltd”. Our registered and records office is located at 203-409 Granville Street, Vancouver BC, V6C 1T2.

We have been a reporting issuer in British Columbia and Alberta since April 3, 1989 and became a “foreign private issuer” in the United States pursuant to filings with the US Securities and Exchange Commission in November 2003. Prior to August 30, 2012, our common shares were quoted OTC:BB in the United States under the symbol ROUGF and now, effective on this date, are also listed for trading on the TSX Venture Exchange under the symbol ROU.

At October 31, 2014, there were 44,633,171 issued and fully paid common shares outstanding (January 31, 2014 – same) of which 2,842,200 shares are held in escrow, subject to release following regulatory approval.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation, purchase or sale of a significant amount of assets. Additional information on the Company is available on both SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Description of business

The Company is a Vancouver-based junior mineral exploration company engaged in the business of acquiring, exploring, evaluating and, if warranted, developing mineral resource properties in Canada. No revenue has been generated since inception and there is no assurance that a commercially viable mineral deposit exists on our exploration and evaluation assets. Further exploration is required before a final evaluation of the economic feasibility can be determined. Significant financing and considerable time and effort will be required before our mineral claims can be further explored and, if warranted, developed into a commercial enterprise.

As at October 31, 2014, we held a 100% interest in 18 claims in the Thunder Bay Mining District of North Central Ontario area, called the Dotted Lake Property, following our final payment of $12,500 in April 2014 for 2 additional claims pursuant to the exclusive Lampson Lake option agreement dated April 20, 2010.

We continue to monitor claims in North-Central Ontario and plan to make additional acquisitions in this and other areas when and if the claims are considered to be strategic or otherwise beneficial to the Company.

Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2014

ITEM 1.2	OVERALL PERFORMANCE

During the nine months ended October 31, 2014, the Company reported a net and comprehensive loss of $111,046 compared to a net and comprehensive loss of $146,997 for the same period last year. In addition, $13,434 was expended on our exploration and evaluation assets during the current nine month period ($22,434 during same period last year) most of which was paid in April 2014 as final payment pursuant to the exclusive Lampson Lake option agreement.

Management continues to defer sizable exploration expenditures on the Dotted Lake Property due to continuation of the unstable economic conditions within the junior mining exploration business.

Exploration and evaluation assets

The following table summarizes the amounts expended on exploration and evaluation assets for the nine months ended October 31, 2014 and year ended January 31, 2014:

	North-Central Ontario		Total for nine	Total for year
	Dotted Lake	Lampson	months ended	ended
	mining	Lake mining	October 31,	January 31,
	claims	claims	2014	2014

Property acquisition costs
Balance, beginning	$24,607	$49,533	$74,140	$61,640
Additions	-	12,500	12,500	12,500

Balance, ending		62,033	86,640	74,140
	24,607

Exploration and evaluation costs
Balance, beginning	216,867	-	216,867	206,934
Additions
Field and camp costs			-	-
Geological consulting and Reporting			-	-
Geo-referencing				9,933
Project administration	934		934	-
Soil sample analysis			-	-
	934		934	9,933
Balance, ending	217,801	-	217,801	216,867
Total balance, ending	$242,408	$62,033	$304,441	$291,007

Payment under the Lampson Lake option agreement totalled $60,000 as follows: $7,000 when the agreement was signed on April 20, 2010; $12,000 on April 20, 2011; $16,000 on April 20, 2012; and a final $25,000 due on April 20, 2013. However on March 1, 2013, the Optioners agreed with the Company to split the final payment into two equal amounts of $12,500. The first was paid on April 20, 2013 and the second and final payment was made this year on April 20, 2014.

The Lampson Lake claims are subject to a 2% net smelter royalty (“NSR”) in favour of the Optionors on one claim and with respect to the other, a combination of a 2% NSR in favour of the Optionors and a 1% NSR on any metals and/or a 1% Net Sales Return royalty payable to Ontario Exploration Company (“OEC”) on any precious metals recovered from the property. The Company has the right to buy back 1% of the NSR in favour of the Optioners for $1,000,000 and to buy back three-quarters of 1% of the royalty vested with OEC over 10 years on an increasing scale from $15,000 to $750,000.

Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2014

For updated information on status of the 18 claims, refer to subsequent event item 1.11 below.

Although our work on the Dotted Lake Property in the past three years has identified some gold mineralization hosted in sulphide rich shear bands in granitoid rock, there is no assurance that a commercially viable mineral deposit exists. Accordingly, we consider the Dotted Lake-Lampson Lake Property to be an early stage exploration project upon which further exploration should be conducted in order to gain better understanding of the strike content and width of the gold mineralization uncovered in past exploration programs. Significant additional financing and considerable time and effort will be required before our property can be further explored and, if warranted, developed into a commercial enterprise.

Our NI 43-101 Technical Report dated late 2010 recommended a Phase 1 budget for future exploration totaling $226,600 to continue with more soil sampling, prospecting and trenching on the Property followed by a Phase 2 including diamond drilling depending on results of the first phase. However, due to the challenging economic conditions still persisting for the Junior Mineral Exploration business, implementation has been delayed. This delay will continue until more favorable market conditions return.

ITEM 1.3	SELECTED FINANCIAL INFORMATION

The following table summarizes selected financial information as at and for the nine months ended October 31, 2014 and 2013 with comparative figures as at and for the year ended January 31, 2014:

	Nine Months Ended October 31,		Year Ended
	2014	2013	January 31, 2014
FINANCIAL POSITION
Total Assets	$317,312	$446,730	$397,066
Total Liabilities	$143,130	$98,875	$111,838
Accumulated Deficit	$(3,832,765)	$(3,659,092)	$(3,721,719)

OPERATIONS
Total Revenues	Nil	Nil	Nil
Net and Comprehensive Loss	$(111,046)	$(146,997)	$(209,624)
Comprehensive Loss per share	$(0.00)	$(0.00)	$(0.00)

Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2014

ITEM 1.4	RESULTS OF OPERATIONS

The following table summarizes results of operations for the three and nine months ended October 31, 2014 and 2013 with comparative figures for the year ended January 31, 2014:

					Year ended
	Three months ended		Nine months ended		January 31,
	October 31,		October 31,
	2014	2013	2014	2013	2014
					(audited)

Expenses
Amortization	$88	$194	271	$582	$543
Consulting fees	1,000	2,800	1,600	5,800	5,800
Listing application expenses	-	-	-	402	402
Management fees	15,000	15,000	45,000	45,000	60,000
Office administration and travel	12,735	16,440	40,288	57,886	74,694
Professional fees	4,479	3,687	9,348	16,213	44,368
Transfer agent/ filing fees	2,624	3,861	14,539	21,114	23,817

Net and comprehensive loss	$(35,926)	$(41,982)	$(111,046)	$(146,997)	$(209,624)

Loss per share
– basic and diluted	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Weighted average number of
shares outstanding
– basic and diluted	44,633,171	4,633,171	44,633,171	44,633,171	44,633,171

The Company is in the exploration stage and has not generated any revenues since inception.

Nine months ended October 31, 2014

For nine months ended October 31, 2014, a net and comprehensive loss of $111,046 was recorded versus $146,997 for the same period last year. This $35,951 decrease in net and comprehensive loss resulted from the following:

-	Minor $311 decrease in amortization of equipment.
-	$4,200 decrease in business consulting fees.
-	$403 decrease in listing application fees and expenses, not applicable this year.
-	$17,597 decrease in office administration and travel expenses due to relatively low level of business activity compared to last year.
-	$6,865 decrease in professional fees (legal, audit and accounting) due to relatively low level of business activity compared to last year.
-	$6,575 decrease in transfer agent and filing fees due to relatively low level of business activity compared to last year.

Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2014

Three months ended October 31, 2014

For three months ended October 31, 2014, a net and comprehensive loss of $35,926 was recorded versus a comprehensive loss of $41,982 for the same period last year. This $6,056 decrease in net and comprehensive loss resulted from the following:

-	Minor $106 decrease in amortization of equipment.
-	$1,800 decrease in business consulting fees.
-	$3,705 decrease in office administration and travel expenses due to relatively low level of business activity compared to last year.
-	Minor $792 increase in professional fees (legal, audit and accounting)
-	$1,237 decrease in transfer agent and filing fees due to relatively low level of business activity compared to last year.

ITEM 1.5	SUMMARY OF QUARTERLY RESULTS

The following table summarizes operating results for the eight most recently completed quarters:

	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr
	ended	ended	ended	ended	ended	ended	ended	ended
	Oct. 31 14	July 31 14	Apr. 30 14	Jan. 31 14	Oct. 31 13	July 31 13	Apr. 30 13	Jan. 31 13

Total revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net and
Comprehensive Loss	($35,926)	($34,536)	($40,584)	($62,627)	($41,982)	($47,429)	($57,586)	($73,254)
Loss per share	($0.00)	($0.00)	($0.00)	($0.00)	($0.00) $	($0.00)	($0.00)	($0.00)
Operating cash flow (Deficiency)	($35,776)	($40,382)	($46,012)	($47,102)	($42,345)	($60,411)	($68,177)	($30,048)

Our quarterly net and comprehensive losses are lower than average for nine months ended October 31, 2014 due to relatively low level of business activity compared to last year. The 4th quarters ended January 31, 2014 and 2013 show higher than normal losses primarily due to year-end audit adjustments.

ITEM 1.6	LIQUIDITY

The following table summarizes the Company’s working capital position as at October 31, 2014 and 2013 with comparative figures as at year ended January 31, 2014:

	As at October 31,		As at
Working Capital	2014	2013	January 31, 2014

Current assets	$4,974	$147,593	$97,891
Current liabilities	143,130	(98,874)	(111,838)

Working capital (deficiency)	$(138,156)	$148,719	$(13,947)

During the nine months ended October 31, 2014, working capital (deficiency) increased to $138,156 from $13,947 at year ended January 31, 2014. This $124,209 increase was due to on-going operating losses and modest capital expenditures on exploration and evaluation assets.

Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2014

Current assets as at October 31, 2014 included cash $3,261 (January 31, 2014 - $96,466) and GST receivable $1,713 (January 31, 2014 - $1,425). Current liabilities at October 31, 2014 included trade payables and accrued liabilities $19,113 (January 31, 2014 - $25,607), loan payable $39,676 (January 31, 2013 – same), and related party payables $84,341 (January 31, 2014 - $46,555).

The following table summarizes cash flows for nine and three months ended October 31, 2014 and 2013 with comparative figures for year ended January 31, 2014:

Cash Flows	Nine Months Ended October 31,		Year Ended
	2014	2013	January 31, 2014
Net cash used in operating activities	$(117,557)	$(170,933)	$(218,035)
Net cash used in investing activities	(13,434)	(22,434)	(22,433)
Net cash provided by financing activities	37,786	38,512	35,089
Increase (decrease) in cash	(93,205)	$(154,855)	(205,379)
Cash, beginning	96,466	301,845	301,845
Cash, end	3,261	$146,990	$96,466

At October 31, 2014, the Company’s cash position was $3,261 compared to $96,466 at January 31, 2014. This $93,205 decrease in cash for nine months ended October 31, 2014 (“2014 period”) and the $154,855 decrease in cash for same period last year (“2013 period”) resulted from the following cash flow activities:

(i) Net cash used in operating activities of $117,557 in 2014 period and $170,933 in 2013 period was due in both periods to on-going operating losses adjusted for changes in non-cash working capital items.

(ii) Net cash used in investing activities of $13,434 in 2014 period and $22,434 in 2013 period was due to final payment in 2014 period under the option agreement to purchase the Lampson Lake Property and in 2013 period due to second last payment on the same option agreement along with cost of geo-referencing of the Dotted Lake claims to bring location information up to the new GPS standards now required by the Ontario Ministry of Northern Development and Mines.

(iii) Net cash provided by financing activities of $37,786 in 2014 period and $38,512 in 2013 period was due exclusively to partial funding of operating expenses by related parties.

ITEM 1.7	CAPITAL RESOURCES

Share Capital

Authorized share capital
Unlimited number of common shares without par value.

Issued share capital
At October 31, 2014, there were 44,633,171 issued and fully paid common shares outstanding (January 31, 2014 – same) of which 2,842,200 shares are held in escrow, subject to release under regulatory approval.

Basic and diluted loss per share
The calculation of basic and diluted loss per share for nine months ended October 31, 2014 was based on the net and comprehensive loss attributable to common shareholders of $111,046 (October 31, 2013 - $146,997 ) and the weighted average number of common shares outstanding of 44,633,171 (October 31, 2013 – same). The diluted loss per share will not include the effect of any share purchase warrants outstanding in the future since the effect would be anti-dilutive.

Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2014

Stock options
The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may from time to time, in its discretion and in accordance with the TSX-V requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance in any twelve month period will not exceed 10% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to 5 years from the date of grant at a price not less than the closing price of the Company’s shares on the last trading day before the grant of such options less any discount, if applicable, but in any event not less than $0.10 per share In connection with the foregoing, the number of common shares reserved for issuance to any one optionee insider in any twelve month period will not exceed ten percent (10%) of the issued and outstanding common shares and the number of common shares reserved for issuance to any one employee or consultant will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities.

At October 31, 2014, the Company had no issued or outstanding stock options.

Share purchase warrants
The changes in warrants outstanding during the nine months ended October 31, 2014 and year ended January 31, 2014 are as follows:

	Nine Months Ended October 31,			Year Ended January 31,
	2014			2014
	Number of		Exercise	Number of		Exercise
	warrants		price	warrants		price
		$			$
Balance, beginning	-		-	4,068,000		0.40
Warrants issued
Warrants expired				(4,068,000)
Balance, ending	-		-	-		-

The Company's policy is to maintain a sufficient capital base so as to maintain investor and creditor confidence, safeguard the Company’s ability to support its exploration and evaluation assets and to sustain future development of the business. The capital structure of the Company consists of share and working capital. There were no changes in the Company's approach to capital management during the year and the Company is not subject to any restrictions on its capital.

With no operating revenues to date, we continue to finance our operations through the issuance of common shares and advances from related parties. Although two private placements were completed in late August 2012 raising a net amount of $842,794 after share issue costs, there is no assurance that additional financing will be available when needed in the future nor, if available, on commercially reasonable terms. If we are unable to obtain additional financing on a timely basis, either through issuance of more common shares or obtaining additional advances from related parties, we may not be able to meet our obligations as they come due which may impact our ability to continue as a going concern in the future.

To a significant extent, our ability to continue raising capital is affected by trends and uncertainties beyond our control. These include general economic conditions, the market prices for precious metals and results from our exploration programs. The Company’s ability to reach its business objectives may be significantly impaired if general economic conditions continue to deteriorate, prices for metals such as zinc, gold, copper and platinum fall or if results from planned exploration programs are unsuccessful.

Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2014

ITEM 1.8	OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

ITEM 1.9	TRANSACTIONS WITH RELATED PARTIES

The following amounts are due to related parties as at October 31, 2014 and 2013 with comparative figures at year ended January 31, 2014:

			As At
	As At October 31,		January 31,
	2014	2013	2014
			(audited)

Payable to Company directors and companies controlled by directors	$84,341	$49,978	$46,555

These amounts are non-interest bearing and unsecured with no fixed term of repayment.

Related party transactions with directors and companies controlled by directors included in the statements of comprehensive loss are as follows:

	Nine months ended		Year ended
	October 31,		January 31,
	2014	2013	2014
			(audited)
Consulting fees	$1,600	$2,800	$2,800
Management fees	45,000	45,000	60,000
Office rent	22,500	22,500	30,000
Professional fees	6,071	7,757	16,170

	$75,171	$78,057	$108,970

These transactions are recorded at the exchange amount, which is the consideration agreed to between the related parties.

ITEM 1.10	FOURTH QUARTER ENDED JANUARY 31, 2014

Not applicable at this time.

ITEM 1.11	SUBSEQUENT AND PROPOSED TRANSACTIONS

Further to the exploration and evaluation assets item 1.2 above and subsequent to the quarter ended October 31, 2014, the Company allowed 9 of its 18 claims in North-Central Ontario (called the Dotted Lake Property) to lapse due to the continuation of unstable economic conditions within the junior mining exploration sector. With respect to this situation, we are presently reviewing our options as follows: simply drop the lapsed claims from the Property; apply to the Ontario Ministry of Northern Development and Mines for relief of forfeiture; or simply re-stake the claims which at this time would be at significantly lower cost than performing the assessment work required.

Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2014

ITEM 1.12	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Basis of preparation
These condensed interim financial statements have been prepared on an accrual basis; are based on historical costs, modified where applicable; and are presented in Canadian dollars unless otherwise noted.

Significant estimates and assumptions
The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include: the useful lives of equipment, the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments, recoverability and measurement of deferred tax assets, and provisions for restoration and environmental obligations and contingent liabilities.

Significant judgments
The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates and assumptions, in applying accounting policies. The most significant judgments in preparing the Company’s financial statements include:

-	Assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty; and
-	Classification / allocation of expenditures as exploration and evaluation assets or operating expenses.

ITEM 1.13	CHANGES IN ACCOUNTING POLICIES

There were no changes in accounting policies during the current year. However, new accounting standards issued recently are as follows:

New standard IFRS 9 “Financial Instruments”
This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.

The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The proposed effective date for IFRS 9 is for annual periods beginning on or after January 1, 2018.

Amendments to IAS 32 “Financial Instruments: Presentation”
These amendments address inconsistencies when applying the off-setting requirements, and is effective for annual periods beginning on or after January 1, 2014.

Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2014

The Company has not early adopted these revised standards and is currently assessing the impact that these standards will have on its financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

ITEM 1.14.	FINANCIAL INSTRUMENTS, FINANCIAL RISK MANAGEMENT AND CAPITAL MANAGEMENT

The Company is exposed in varying degrees to financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling & reporting structures. The type of risk exposure and the way in which such exposure is managed by the Company is as follows:

Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts and its credit card deposit. The majority of cash is deposited in bank accounts held with one major bank in Canada so there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company’s secondary exposure to risk is on its harmonized sales tax refundable which is minimal since it is recoverable from the Canadian Government.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company attempts to ensure there is sufficient access to funds to meet on-going business requirements, taking into account its current cash position and potential funding sources.

Historically, the Company's source of funding has been either the issuance of equity securities for cash through private placements or advances from directors and officers. The Company’s access to financing is always uncertain and there can be no assurance of continued access to significant funding from these sources.

Foreign exchange risk
Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company’s functional currency. The Company only operates in Canada and is therefore not exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk relates to its ability to earn interest income on cash balances at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company’s cash account.

Commodity Price Risk
The Company’s ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market price of precious metals. The Company closely monitors commodity prices to determine the most appropriate course of action.

Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2014

Classification of financial instruments
Financial assets included in the Statement of Financial Position are as follows:

	October 31,		January 31,
	2014	2013	2014
			(audited)
Fair value through profit and loss:
Cash	$3,261	$146,990	$96,466
Credit card security deposit	6,900	6,900	6,900

	$10,161	$153,890	$103,366

Other financial liabilities included in the statements of financial position are as follows:

	October 31,		January 31,
	2014	2013	2014
			(audited)
Non-derivative financial liabilities:
Trade payables	$19,113	$5,961	$10,367
Loan payable	39,676	39,676	39,676
Related party payables	84,341	49,978	46,555

	$143,130	$95,615	$96,598

Fair value

The fair value of the Company’s financial assets and liabilities approximate the carrying amounts. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

• Level 1	– Unadjusted quoted prices in active markets for identical assets or liabilities;
• Level 2	– Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
• Level 3	– Inputs that are not based on observable market data.

ITEM 1.15	OTHER MD&A REQUIREMENTS

Management’s Responsibility for Financial Statements
Management is responsible for the preparation and fair presentation of the Company’s financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Conflicts of interest
The Company’s directors and officers may serve as directors or officers, or may be associated with, other reporting companies, or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding on terms with respect to the transaction. If a conflict of interest arises, the Company will follow the provisions of the Business Corporations Act (BC) (“Corporations Act”) dealing with conflict of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of the Company’s directors, disclose his or her interest and refrain from voting on the matter unless otherwise permitted by the Corporations Act. In accordance with the laws of the Province of British Columbia, the directors and officers of the Company are required to act honestly, in good faith, and in the best interest of the Company.

Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2014

Business and Regulatory Risks
We are engaged in the mineral exploration business and manage related industry risk directly. We are potentially at risk for environmental reclamation and fluctuations and commodity-based market prices associated with resource property interests. Management is of the opinion that the Company addresses environmental risk and compliance in accordance with industry standards and specific project environmental requirements. At present, the Company is not required to provide for restoration and environmental obligations so no provision has been made. However, there is no certainty that all environmental risks and contingencies have been addressed.

Our exploration program will require significant future expenditures and there is no assurance any commercial mineral quantities will be found. If we are unable to generate significant revenues from our mineral claims, continued losses are expected into the foreseeable future. There is no history upon which to base any assumption as to the likelihood we will prove successful, and there is no assurance that we will generate any revenues nor ever achieve profitability. If unsuccessful in addressing these risks, the business will fail and investors could lose all of their investment in the company.

Regulatory risks include the possible delays in getting regulatory approval to the transactions that senior management and the Board of Directors believe to be in the Company’s best interest, increased fees for statutory filings, and the introduction of increasingly more complex reporting requirements which must be complied with in order to maintain our public company position.

Cautionary note regarding forward-looking statements
This Management Discussion and Analysis may contain certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the proposed use of proceeds. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, but are not limited to, the following: a change in the use of proceeds, the volatility of mineral prices, the possibility that exploration efforts will not yield economically recoverable quantities of minerals, accidents and other risks associated with mineral exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.